July 25, 2008

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. David R. Humphrey, Branch Chief

Ms. Margery E. Reich, Senior Staff Accountant

Ms. Beverly A. Singleton, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Copa Holdings, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2007
(File No. 1-32696)

Dear Mr. Humphrey, Ms. Reich. and Ms. Singleton:

By letter dated July 11, 2008 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on the annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed on May 9, 2008 (the “2007 Form 20-F”) by Copa Holdings, S.A. (the “Company”). The Company today is submitting herewith, via EDGAR and facsimile, responses to the Staff’s comments.

For convenience, we have reproduced below the Staff’s comments in bold and have provided the Company’s responses immediately below the comments.

FORM 20-F (Fiscal Year Ended December 31, 2007)

Selected Financial Data, page 1

1.

See the section “Other Financial Data.” In future filings, please relocate the line items that pertain to ‘weighted average shares used in computing net income per share,’ ‘net income (loss) per share’ and ‘dividends declared per share’ to under the section of “Income Statement Data,” as they should be more prominently displayed and included as a component of the income statement data. Further they should not be commingled with non-GAAP information such as EBITDA.

In our future filings, we will relocate the line items that pertain to ‘weighted average shares used in computing net income per share,’ ‘net income (loss) per share’ and ‘dividends declared per share’ to the “Income Statement Data” section to include them as a component of the income statement data.

2.	In future filings, please bring the segment financial data up and present it with the GAAP based balance sheet and cash flow data.

In our future filings, we will relocate the segment financial data so that it is presented with the GAAP based balance sheet and cash flow data.

3.

Refer to the section “Segment Operating Data.” Expand notes (19) and (21), respectively, to explain why you have not provided a percentage for Copa that represents flights that depart within fifteen minutes and for AeroRepublica that represents flights that arrive within fifteen minutes. Alternatively, disclose this information, if deemed appropriate. Please reflect in future filings.

Historically, AeroRepublica, S.A. (“AeroRepublica”) calculated “on time performance” based on flights that departed within fifteen minutes of “scheduled departure time.” On April 11, 2005, the Company acquired AeroRepublica and continued to report AeroRepublica’s on time performance based on departure time for the year ended December 31, 2005. Beginning in 2006, the Company has reported segment “on time performance” on a consistent basis in accordance with the industry practice and the practice of Compañia Panameña de Aviación, S.A. (“Copa”), which calculates “on time performance” as flights that arrived within fifteen minutes of “scheduled arrival time.” The Company will revise the relevant footnotes in future filings to include disclosure explaining that this discrepancy is only relevant for the 2005 transition period.

Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates, page 48

4.

Refer to the second paragraph of your critical accounting policy, “Maintenance and repair costs,” regarding maintenance reserves paid to aircraft and engine lessors. With respect to the last sentence, in future filings, please expand to clarify whether you evaluate on a quarterly or yearly basis whether it is probable that the prepaid maintenance asset is fully recoverable. We note your disclosure indicates any excess amounts retained by the lessor is recognized when it becomes probable at the expiration of the lease.

In our future filings, we will clarify that we assess the probability of fully recovering the prepaid maintenance asset on an annual basis and whenever events or changes in circumstances indicate that amounts may not be recoverable.

Results of Operations

Year 2007 Compared to Year 2006, page 51

5.

In future filings, please expand your discussion of the results of operations for both the Copa and AeroRepublica segments to discuss the primary profitability measure and related amount in evaluating each segment’s performance, which we assume may be “operating income” as shown in Note 18 to the audited financial statements.

In our future filings, we will discuss under a separate subheading the operating income for each of the Copa and AeroRepublica segments.

6.

Refer to the first paragraph on page 44. We note your reference to “fuel surcharges” as a result of fuel price increases. If these surcharges had a material impact upon revenues during any of the periods presented, please quantify and specifically disclose this fact in the footnotes to the financial statements and in your MD&A discussions of operations. Please revise in future filings.

In response to increased fuel prices, in any given period, the Company may modify fares or impose fuel surcharges to the extent that it is able to pass on the increases in fuel prices to the Company's passengers. Management therefore does not separately focus on the impact of fuel surcharges on revenue and instead considers fuel surcharges and fares together in analyzing its results of operations. Similarly, management does not believe that separate disclosures regarding fuel surcharges would assist investors in understanding the Company’s results of operations. Instead, the Company believes that a discussion of the impact of fuel surcharges on revenue would be potentially misleading to investors because this information is not indicative of the amount of fuel costs that are passed on to the Company’s passengers.

Operating Expenses, page 52

7.

Refer to the second paragraph. In future filings, please delete the non-GAAP measure of “operating expenses per available seat mile excluding aircraft fuel.” You may discuss the impact that aircraft fuel had on your operating expenses per available seat mile, but without providing a total that excludes this operating cost (i.e., aircraft fuel). Similarly the tabular presentation of “operating expenses per available seat mile should also be revised to delete the line item “Total operating expenses per ASM before aircraft fuel.”

As suggested, we will remove this non-GAAP measure from our future filings.

Financial Statements

Note 16. Commitments and Contingencies, page F-33

8.

Refer to the discussion of “Legal Proceedings” on page 73. As it appears that it is at least reasonably possible that a significant loss might be incurred in connection with each of the antitrust lawsuits, it appears that disclosure of these contingencies should be made in the financial statement footnotes in accordance with SFAS 5. Please revise in future filings, as applicable, or tell us why you believe that no related disclosures are appropriate. We may have further comments upon review of your response.

We concluded that the risk associated with these lawsuits is remote in accordance with SFAS 5 and therefore no disclosure was required in the footnotes to our financial statements. Although we acknowledge that our discussion of “Legal Proceedings” could be inconsistent with this determination, we believe that the disclosed information is important to our investors and that the footnotes to the financial statements and the “Legal Proceedings” sections may not always have identical disclosure. In our future filings, we will revise the description of “Legal Proceedings” to be consistent with the conclusions underlying our financial statements. The Company supplementally advises the Staff that on July 22, 2008, the Ninth Court of the First Civil Circuit of Panama ruled that the code sharing agreement between Copa, Aerovias Nacionales de Colombia, S.A. (AVIANCA) and Sociedad Aeronautica de Medellin Consolidada (SAM) did not constitute monopolistic practices in violation of Panamanian antitrust laws.

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Also, as requested by the Staff, the Company acknowledges that:

▪    it is responsible for the adequacy and accuracy of the disclosure in its filings;

▪    Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

▪    the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to the Comment Letter. If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Duane McLaughlin or Vanessa Gonzalez at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000. Accounting questions may be directed to Aurora Diaz of Ernst and Young at 011 (507} 208-0109.

Very truly yours,

/s/ Victor Vial__________

Mr. Victor Vial

Chief Financial Officer

Copa Holdings, S.A.

cc:

Duane McLaughlin

Vanessa Gonzalez

            Cleary Gottlieb Steen & Hamilton LLP

Aurora Diaz

            Ernst and Young